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SEC FILE NUMBER
8-14485

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TAG Wealth Management LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20815 N Cave Creek Road
(No. and Street)

Phoenix (City) AZ (State) 85024 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jack Biltis (Name) 602-525-8084 (Area Code – Telephone Number) jack@tagwealthmanagement.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Dylan Floyd Accounting & Consulting
(Name – if individual, state last, first, and middle name)

20909 JUDAH LANE (Address) Newhall (City) CA (State) 91321 (Zip Code)

3/1/2016 (Date of Registration with PCAOB)(if applicable) 6235 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RNS

OATH OR AFFIRMATION

I, Jack Biltis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TAG Wealth Mangement LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President

Notary Public

TRUDI ZIMMERMAN
Notary Public - Arizona
Maricopa County
Commission # 583366
My Comm. Expires May 7, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TAG WEALTH MANAGEMENT, LLC

Phoenix, Arizona

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2021

TAG WEALTH MANAGEMENT, LLC

Year Ended December 31, 2021

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members

TAG Wealth Management, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of TAG Wealth Management, LLC as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the 2021 then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of TAG Wealth Management, LLC as of December 31, 2021 and the results of its operations and its cash flows for the 2021 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TAG Wealth Management, LLC My responsibility is to express an opinion on TAG Wealth Management, LLC financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TAG Wealth Management, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of schedules I & II has been subjected to audit procedures performed in conjunction with the audit of TAG Wealth Management, LLC's financial statements. The supplemental information is the responsibility of TAG Wealth Management, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DylanFloyd Accounting & Consulting

I have served as the Company's auditor since 2022.

Newhall, California
March 24, 2022

TAG WEALTH MANAGEMENT, LLC

Statement of Financial Condition
December 31, 2021

ASSETS

Current assets:	
Cash	$ 20,548
Other assets	938
Total current assets	21,486
	$ 21,486

MEMBER'S EQUITY

Current liabilities:	
Accrued liabilities	$ 1,000
Total current liabilities	1,000
Member's equity:	
Capital	1,000
Accumulated profit	19,486
Total member's equity	20,486
	$ 21,486

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Statement of Income
For the Year Ended December 31, 2021

Revenue:		
Consulting income	$	36,000
Expenses:		
Compliance		16,268
Regulatory fees and expenses		3,330
Overhead		12,000
Technology		162
		31,760
Net income	$	4,240

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

	Capital		Accumulated Profit		Total
Balance, December 31, 2020	$	1,000	15,246		16,246
Net income			4,240	#	4,240
Balance, December 31, 2021	$	1,000	19,486		20,486

Distribution

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net income	$	4,240
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in other assets		(424)
Net cash provided by operating activities		3,816
Net increase in cash		3,816
Cash, beginning of year		16,732
Cash, end of year	$	20,548

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Notes to Financial Statements
For the Year Ended December 31, 2021

(1) Summary of significant accounting policies:

Nature of Company's business:

Tag Wealth Management, LLC (the "Company") was registered in 2011 under the laws of the State of Arizona to operate as a broker-dealer.

Statement of cash flows:

Cash consists of Federally insured bank deposits.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, which is carried at fair value.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (Topic 606), that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue that is recognized. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction

(1) Summary of significant accounting policies (continued)

price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of ASU 2014-09, as amended, did not result in a material change in the timing of revenue recognition or a material impact on financial position, results of operations, or cash flows from adopting this standard.

In February 2016, the FASB issued ASU 2016-02, "Leases", that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital.

Expense sharing

The Company has an expense sharing agreement with an affiliated company, Tag Employer Services, LLC, whereby certain expenses, primarily rent, payroll, and equipment are shared by the companies. Under the arrangement, the Company has no liability under rental leases or for payroll taxes and related compliance and owns no depreciable assets.

(2) Revenue recognition:

Consulting income is recognized in the period services are rendered.

(3) Related party:

Revenue comprises a consulting fee with a related party totaling $36,000 for the year ended December 31, 2021.

Amounts paid to the Company's owner for shared expenses follow:

Overhead	$ 12,000

(4) Income taxes:

All income and expense is passed through the Company for income tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. Generally, the Company is subject to examination by U.S. Federal and state income tax authorities for three years from the filing of a tax return.

(5) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. At December 31, 2021, the Company had net capital of $19,548, which was $14,548 in excess of its required capital of $5,000

(6) Subsequent events:

The entity did not have any subsequent events through March 24, 2022, which is the date the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2021.

TAG WEALTH MANAGEMENT, LLC
SCHEDULE I

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2021

Member's equity per balance sheet at December 31, 2020	$	20,486
Less not allowable assets:		
Cash in CRD account		938
Net capital for FINRA requirement purposes as of December 31, 2020		19,548
Net capital required		5,000
Net capital in excess of amount required	$	14,548

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021

TAG WEALTH MANAGEMENT, LLC
SCHEDULE II

December 31, 2021

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C F R §240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively, to: (a) best efforts underwriter (cannot act or be identified as acting in a Firm Commitment Underwriting in any capacity); (b) mutual fund retailer (application basis); (c) broker selling variable life insurance or annuities; and (d) private placements of securities. As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report Review—No Exceptions to Exemption Provisions

To the Board of Directors and Members
TAG Wealth Management, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) TAG Wealth Management, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filling this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) best efforts underwriter (cannot act or be identified as acting in a Firm Commitment Underwriting in any capacity); (b) mutual fund retailer (application basis); (c) broker selling variable life insurance or annuities; and (d) private placements of securities, and the Company did not have any customer accounts and its business activities are, and will remain, limited to private placement of securities, selling variable life insurance or annuities, and offering mutual fund applications. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other that money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule15c3-3) throughout the most recent fiscal year without exception.

TAG Wealth Management, LLC's management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board(United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TAG Wealth Management, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements.Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC staff Frequently Asked Questions.

DylanFloyd Accounting & Consulting
Newhall, California
March 24, 2022

TAG WEALTH MANAGEMENT, LLC EXEMPTION REPORT

Tag Wealth Management, LLC (the "Company") is a registered broker-dealer subject to Rule 1 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3,

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively, to: (a) best efforts underwriter (cannot act or be identified as acting in a Firm Commitment Underwriting in any capacity); (b) mutual fund retailer (application basis); (c) broker selling variable life insurance or annuities; and (d) private placements of securities, and the Company did not have any customer accounts and its business activities are, and will remain, limited to private placement of securities, selling variable life insurance or annuities, and offering mutual fund applications.

(3) During the year ended December 31, 2021, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers: (3) did not carry PAB accounts (as defined in Rule 15c3-3).

(4) The Company has maintained compliance with the above throughout the year ended December 31, 2021, without exception.

Tag Wealth Management, LLC

I, Jack Biltis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jack Biltis
President and Chief Executive Officer

March 24, 2022